QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

INDEPENDENT AUDITORS' CONSENT

        We hereby consent to the use of our audit report dated February 25, 2004 on the consolidated balance sheets of Cascades Inc. as at December 31, 2003 and 2002, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003 which is included in the Annual Report on Form 40-F of Cascades Inc. for the fiscal year ended December 31, 2003 and our related Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated February 25, 2004 also included in this Form 40-F.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Montréal, Canada May 7, 2004

QuickLinks

  Exhibit 99.4
INDEPENDENT AUDITORS' CONSENT